Exhibit 99.1

Contact:	Trinity Biotech plc	RedChip Companies Inc.
	Gary Keating, Ph.D	Dave Gentry, CEO
	(353)-1-2769800	(1)-407-644-4256
(1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Glucose Monitoring Innovation Achieves Unique
Global Recognition: Diabetes Care Premier Hb9210™ HbA1c
Analyser Becomes the Only System Awarded Prestigious IFCC
Gold Classification for 2026

- Reinforces Trinity Biotech’s growing position as a key player in diabetes care innovation

- Senior commercial executives of Trinity Biotech are attending the World Health Expo from February 10-12, 2026

DUBLIN, Ireland (February 10, 2026) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced that its Premier Hb9210™ HbA1c Analyser with its recently launched next-generation Buffer A Plus column system has achieved the prestigious Gold Classification from the International Federation of Clinical Chemistry and Laboratory Medicine (IFCC) for 2026. This marks a historic milestone as the Premier Hb9210™ HbA1c Analyser is the only HbA1c system worldwide to earn this highest level of HbA1c manufacturer's certification for 2026.

No system achieved Gold status in 2025, underscoring the significance of Trinity Biotech’s breakthrough. This achievement demonstrates the company’s ability to deliver industry-leading technology innovations that advance diabetes care worldwide.

The next-generation Premier Hb9210™ Buffer A Plus column system, which is used for laboratory testing, builds on a series of recent innovations and enhancements to the Premier Hb9210™ platform, designed to increase usability, minimize operator interaction, and reduce operating costs while continuing to support the highest levels of patient care.

The IFCC is the global authority that sets international standards for HbA1c measurement, a critical biomarker for blood glucose management in diabetes care. HbA1c reflects the average blood glucose level over the past 2–3 months.  The IFCC’s rigorous certification process evaluates more than 200 HbA1c analytical systems from approximately 60 manufacturers, including the largest global diagnostic companies. Systems are ranked based on analytic precision and bias, with Gold representing the pinnacle of performance.

The global market for laboratory HbA1c testing is currently valued at over $2 billion per year and is projected to surpass $3.5 billion by 20301. This anticipated growth is largely due to the rising incidence of diabetes. Senior commercial executives of Trinity Biotech are attending the World Health Expo from February 10-12, 2026 to discuss these and other advancements that strengthen Trinity Biotech’s position in the expanding $2 billion HbA1c testing market.

1 https://www.maximizemarketresearch.com/market-report/global-hba1c-laboratory-tests-market/81466/

Management Commentary

John Gillard, Trinity Biotech CEO, commented:

“Achieving IFCC Gold Classification is a testament to our core focus on industry-leading innovation, precision, and quality at Trinity Biotech. It further enhances our standing in the broader glucose monitoring market and diabetes care where we already support millions of patients around the world annually with our HbA1c testing technology.

We are deeply committed to diabetes care and broader metabolic health management, with Trinity Biotech’s cumulative investment in our diabetes care technologies already approaching approximately $100 million to date. Central to this commitment is the pioneering development of our continuous glucose monitoring innovation, CGM+ that is being designed to augment glucose monitoring with other metabolic health metrics in a single AI-powered device.

With several exciting R&D milestones anticipated over the course of this year, we are advancing strongly in our mission to help everyone measure and manage metabolic health for healthier, longer lives.”

For more information about Trinity Biotech and the Premier Hb9210™ system, please contact info@trinitybiotech.com

Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to reduce our debt and improve our capitalization, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.